UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1169

MPB CORPORATION EMPLOYEES’

SAVINGS PLAN

(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

MPB Corporation Employees’ Savings Plan

December 31, 2008 and 2007, and Year Ended

December 31, 2008

With Report of Independent Registered Public

Accounting Firm

MPB Corporation Employees’ Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2008 and 2007, and

Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of the

MPB Corporation Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the MPB Corporation Employees’ Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 24, 2009

MPB Corporation Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$55,293,389	$68,071,528
Participant notes receivable	2,598,924	2,413,232

Total investments, at fair value	57,892,313	70,484,760

Receivables:
Contribution receivable from participants	320,673	259,739
Contribution receivable from MPB Corporation	381,421	316,547

Total receivables	702,094	576,286

Net assets available for benefits, at fair value	58,594,407	71,061,046

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	1,536,613	239,845

Net assets available for benefits	$60,131,020	$71,300,891

See accompanying notes.

MPB Corporation Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Investment income:
Interest	$202,534

202,534

Participant rollovers	2,696,467

Contributions:
Participants	5,381,274
MPB Corporation	3,936,926

9,318,200

Total additions	12,217,201

Deductions
Investment loss:
Net investment loss from The Master Trust Agreement for The Timken Company Defined Contribution Plans	19,110,272
Benefits paid directly to participants	4,213,030
Administrative expenses	63,770

Total deductions	23,387,072

Net decrease	(11,169,871)
Net assets available for benefits:
Beginning of year	71,300,891

End of year	$60,131,020

See accompanying notes.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007, and

Year Ended December 31, 2008

1. Description of the Plan

The following description of the MPB Corporation Employees’ Savings Plan (the Plan) provides only general information. Participants should refer to their Total Rewards handbook (Summary Plan Description) for a more complete description of the Plan’s provisions.

General

MPB Corporation (the Company) is a subsidiary of The Timken Company. The Timken Company is the Plan Administrator. The Plan is a defined contribution plan covering substantially all domestic employees of MPB Corporation including employees of Timken Alcor Aerospace Technologies, Inc., Timken Aerospace Bearing Inspection, Inc., and Timken Aerospace Transmissions, LLC. Employees of the Company become eligible to participate the first of the month coincident with or next following the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may contribute up to 20% of compensation, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions, “Company Matching Contributions,” at an amount equal to 100% of the first 3% of the participant’s gross earnings and 50% of the excess of 3% up to the next 3% of the participant’s gross earnings.

The Plan provides for quarterly “Core Contributions” by the Company for employees, except for those employees who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant’s full years of service and age as of December 31 of the previous calendar year. Contribution amounts range from 1.0% to 4.5%. Employees of Timken Alcor Aerospace Technologies, Inc. and Timken Aerospace Bearing Inspection, Inc., are not eligible to receive Core Contributions.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Upon enrollment, a participant must direct the percentage of his or her contribution to be invested in each fund in increments of 1%. Company Matching Contributions are made in common stock of The Timken Company. If a participant fails to make a deferral election, he/she will be automatically enrolled in the Plan at a 3% deferral rate. If the participant makes no further changes to his/her deferral rate, then each year following the year in which the participant was automatically enrolled in the Plan the participant’s deferral rate will be increased by 1% until a deferral rate of 6% has been attained. Participants are not allowed to direct the investment of the Company Matching Contributions made in Timken common shares until (i) attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains 3 years of Continuous Service, or (iv) following retirement. Core Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

Participants may elect to have their vested dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and Company Matching Contributions, plus actual earnings thereon. Vesting in the Core Contribution portion of their accounts plus actual earnings thereon occurs after three years of service.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed five years, except loans made for purchasing a primary residence cannot exceed 30 years. The loans are secured by the vested balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published each business day in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account or elect to receive installment payments of their vested assets over a period of time not to exceed their life expectancy. If a participant’s vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70 1/2.

Plan Termination

Although it has not expressed any interest to do so, Timken has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

2. Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for Timken defined contribution plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by Timken. The fair value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the fund plus actual contributions and allocated investment income (loss) less actual distributions.

The Plan’s trustee, JP Morgan (Trustee), maintains a collective investment trust of Timken common shares in which Timken’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $10.85 and $18.18 at December 31, 2008 and 2007, respectively.

Investments in registered investment companies, common collective funds and investment contracts are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

3. Investments

The Trustee holds all the Plan’s investment assets and executes investment transactions. All investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

The following table presents a summary of the investments of the Master Trust as of December 31:

	2008	2007
Investments, at fair value:
The Timken Company Common Stock Fund	$225,514,383	$324,783,232
Registered investment companies	221,647,760	340,698,963
Common collective funds	182,763,527	267,376,313

	629,925,670	932,858,508

Investment contracts, at fair value	156,437,336	149,281,023
Adjustments from fair value to contract value	20,458,669	3,584,578

Investment contracts, at contract value	176,896,005	152,865,601

	$806,821,675	$1,085,724,109

At December 31, 2008, The Timken Company Common Stock Fund consisted of 20,781,153 units of The Timken Company’s common stock. The Plan’s interest in the Master Trust as of December 31, 2008 and 2007 was 7.04% and 6.29%, respectively.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investment income (loss) relating to the Master Trust is allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. Investment income (loss) for the Master Trust is as follows:

	Year Ended December 31,
	2008	2007
Net appreciation (depreciation) in fair value of investments determined by quoted market price:
The Timken Company Common Stock Fund	$(120,044,417)	$41,478,441
Registered investment companies	(128,819,219)	9,055,413
Common collective funds	(73,116,499)	14,493,137

	(321,980,135)	65,026,991
Net appreciation in investment contracts	3,154,296	5,567,300
Interest and dividends	15,478,607	26,138,420

Total Master Trust	$(303,347,232)	$96,732,711

4. Fair Value

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value that is based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information to develop those assumptions. Additionally, the standard expands the disclosures about fair value measurements to include separately disclosing the fair value measurements of assets or liabilities within each level of the fair value hierarchy. The implementation of SFAS No. 157, effective January 1, 2008, did not have a material impact on the Plan’s financial statements.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS No. 157 classifies the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

The following table presents the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2008:

	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company
Common Stock Fund	$225,514,383	$—	$225,514,383	$—
Registered investment companies	221,647,760	221,647,760	—	—
Common collective funds	182,763,527	—	182,763,527	—
Investment contracts	176,896,005	—	176,896,005	—

Total Assets	$806,821,675	$221,647,760	$585,173,915	$—

The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken Common Shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded. Common collective funds and investment contracts are valued based on quoted prices for similar assets in active markets.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following table presents the fair value hierarchy for those investments of the Plan measured at fair value on a recurring basis as of December 31, 2008:

	Total	Level 1	Level 2	Level 3
Assets:
Participant notes receivable	$2,598,924	—	—	$2,598,924

Total Assets	$2,598,924	—	—	$2,598,924

Participant notes receivable are valued at amortized cost, which approximates fair value.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant notes receivable
Balance, beginning of year	$2,413,232
Issuances and settlements, net	185,692

Balance, end of year	$2,598,924

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31
	2008	2007
Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$10,355,968	$13,515,640
Receivables:
Participant and Company contributions receivable	181,157	142,786

	$10,537,125	$13,658,426

Year Ended
December 31,
2008
Change in net assets:
Net depreciation in fair value of investments	$(5,708,375)
Dividends	309,063
Participant and Company contributions	3,462,333
Benefits paid directly to participants	(656,592)
Expenses	(17,609)
Transfers to participant-directed accounts	(510,121)

$(3,121,301)

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

6. Investment Contracts

The Master Trust invests in synthetic guaranteed investment contracts (GICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

As described in FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

6. Investment Contracts (continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

	December 31,
Average yields for synthetic GICS	2008	2007
Based on actual earnings	6.5%	6.7%
Based on interest rate credited to participants	3.2%	5.4%

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$60,131,020	$71,300,891
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,536,613)	(239,845)

Net assets available for benefits per the Form 5500	$58,594,407	$71,061,046

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

7. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

8. Income Tax Status

The Plan has received a determination letter from the IRS dated March 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take the necessary steps, if any, to maintain compliance with the Code.

9. Related-Party Transactions

Related-party transactions included the investments in the common stock of Timken and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2008:

	Shares	Dollars
Purchased	2,710,653	$37,524,874
Issued to participants for payment of benefits	122,559	1,424,418

Benefits paid to participants include payments in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by Timken. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedule

MPB Corporation Employees’ Savings Plan

EIN #22-2134993 Plan #010

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2008

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Participant notes receivable*	Interest rates ranging from 5.0% to 9.25% with various maturity dates	$2,598,924

*	Indicates party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MPB CORPORATION EMPLOYEES’ SAVINGS PLAN

Date: June 26, 2009	By:	/s/ Scott A. Scherff
Scott A. Scherff
Assistant Secretary